China Oumei Real Estate Inc. Floor 28, Block C, Longhai Mingzhu Building No. 182 Haier Road, Qingdao 266000 People’s Republic of China Tel: (86) 532 8099 7969

June 1, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Duc Dang

Re:	China Oumei Real Estate Inc.
Amendment No. 9 to Registration Statement on Form S-1
Filed April 15, 2011
File No. 333-166658

We hereby submit the responses of China Oumei Real Estate Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 2, 2011, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.
We note your response to comment 4 of our letter dated April 11, 2011, and the supplemental materials you provided on April 18, 2011. Please note that the material provided does not appear to support all of the quantitative and qualitative business and industry disclosure included in the registration statement. As such, please ensure that you provide support for all noted disclosure included in this document. For example only, please note the following:

a.	The information in Tab C does not appear to support your disclosure on pages 33 and 59 that "CAGR from 2003 to 2009 for GFA completed was 22.4%."

b.	In Tabs D and E, the first number in the relevant disclosure has been concealed by the sequence number, so it is not clear that the number supports your disclosure.

Additionally, we note that you have made further revisions to your disclosure. For example only, we note the revised figures in the last paragraph on page 33. Please provide updated support for your revised disclosure. Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Company Response: We respectively advise Staff that we have previously provided in prior responses supporting materials for all quantitative and qualitative business and industry disclosure included in the Registration Statement. With respect to our response letter, dated April 15, 2011, we only provided supporting materials for disclosures that were updated (in accordance with Staff’s letter dated April 11, 2011) and for additional updates reflected in Amendment No. 9.  All other supporting materials were previously provided.  With respect to the information noted above:

a.
We respectively note that Tab C does indeed support our disclosure, however, the English translation was unintentionally omitted for that supporting data.  We are including in Annex 1 herewith the revised Tab C with the English translation.

b.
We are attaching herewith as Annex 1 the clean copies of Tabs D and E showing the numbers.  We respectively advise Staff that such information is also available at the websites noted at the bottom of each page, as well as in the Company’s calculations that were previously provided.

With respect to page 33, we respectively advise staff that these couple changes were to conform to the corresponding disclosures found on page 60.  We have previously provided the supporting materials for the data in the table on page 60 (see Tab 25 of the source material binder provided in connection with our response letter, dated August 2, 2010). The changes on page 60 to the CAGR column were solely to correct a mathematical error in the calculation of the CAGR’s. The actual source data has not been updated.  As we have previously stated, none of the supporting materials were prepared specifically for us in connection with this offering.

Business, page 50

2.
We note your response to comment 5 of our letter dated April 11, 2011. We were not able to locate your revisions and therefore reissue our comment. The disclosure on page 58 does not reference 2010 as you have indicated.

Company Response: We have corrected the omission and revised the disclosure to state that “The official GDP per capita data for 2010 is not yet available as of the date of this prospectus.”

Projects in Planning, page 65

3.
We note your response to comment 6 of our letter dated April 11, 2011. Please revise your disclosure to address how the duration of the project impacts each project's cost. Please disclose the additional costs that will impact your profit margin and clarify that these amounts are not accounted for in the table. Additionally, please revise your disclosure to identify the sources you use to determine sales prices. Further, please provide a column denoting the costs applicable to each project and clarify which costs are established and which are estimates.

Company Response: We have revised the table and added a column denoting the cost of sales applicable to each project. We also added footnotes to the table to address each of the Staff’s requests.

4.
We note your response to comment 6 that a basis for your price projection for the Longhai Hotel project is the starting asking price for a comparable hotel. It is not clear how the asking price from another seller is an appropriate basis for your price projections. Please revise to clarify whether you are basing the price projections used in this subsection on actual comparable completed transactions.

Company Response: Unlike residential apartments, comparable sales of brand new luxury hotels, especially in the same beach front trade area as the Longhai Hotel project, are scarce due to the uniqueness of the product type. Therefore, we believe that the listing price of the only concurrent comparable property in the same trade area, although not fully indicative of the price we can achieve, is a relevant and important point of reference. Please also note that this particular sample was only one of the data points we used in estimating our selling price, along with actual sales data of similar properties in other, similar localities provided to us by experienced commercial real estate brokers and through our research on reputable real estate brokerage websites. We arrived at a comparable unit price range of 35,000 RMB – 50,000 RMB (approximately $5,350 - $7,650) per square meter after aggregating the data collected, which serves the basis for our unit price projection of $5,000 per square meter.

Projects Under Construction, page 68

5.
We note that you expect the gross profit margin for Weihai International Plaza to increase by 11% upon completion. To the extent the estimated gross profit margin is substantially different from the actual margin as of December 25, 2010 please include a footnote to clarify the basis for the deviation.

Company Response: We have added the following footnote below the table:

“The gross profit margin for each project is subject to fluctuation during the development and selling periods, due to various factors such as general trends in selling prices discussed above, promotional campaigns in certain stages of the selling process, unit price variances caused by different design features from unit to unit and various selling schedules for different types of units in different stages of the development but within the same project.”

In the particular case of Weihai International Plaza, several factors contributed to the difference between the actual gross profit margin realized to date and the estimated gross profit margin for the entire project. In the early stage of the selling period, we launched a promotional campaign and offered significant discounts to several “block buyers” who purchased multiple units. Additionally, the majority of the units with higher-end design features, and thus higher unit prices, still remain to be constructed or sold as of the end of the reported period.

Completed Projects, page 69

6.
We note that you have provided disclosure regarding your gross profit margin. Considering these projects have been completed, please advise why you have not provided disclosure regarding your net profits.

Company Response: The costs used to calculate net profits are selling, general and administrative expenses, income taxes and other non-project-specific costs, which are not included in the cost of sales estimations. Due to the non-project-specific nature of many of these costs, it is impractical to perform an accurate computation of their allocation to each individual project and an accurate net profit disclosure for each project.

Exhibits

7.
We note your response to comment 10 of our letter dated April 11, 2011. We note that the legal opinions are no longer relying on the Deheng Law Firm and that you have not filed a legal opinion from this law firm. Please explain the purpose for providing the consent of the Deheng Law Firm. Please refer to Section 7(a) and Rule 436 of the Securities Act. For further guidance, refer to Question 141.02 under the Division's Compliance and Disclosure Interpretations for the Securities Act. If you are relying on the Deheng Law Firm for its legal opinion, please file this opinion as an exhibit.

Company Response: We have removed the consent of Deheng Law Firm from our exhibit list.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 532 8099 7969 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

China Oumei Real Estate Inc.

By:	/s/ Weiqing Zhang
Weiqing Zhang
Chief Executive Officer

ANNEX 1

7-6 房地产销售情况

(2009年)

分组指标	合 计	住宅	#90平米以下住房	#140平米以上住房	经济适用房	别墅、高档公寓	办公楼	商业营业用房	其他房屋
房屋施工面积	14648705	13142050	4939519	1181620	232529	174261	81140	786139	639376
其中：新开工面积	7935007	7316909	2176685	326027	38000	73548	54578	367434	196086
房屋竣工面积	5815175	5530197	1973421	197601	123882		12400	190624	81954
其中：不可销售面积	65240	64000	48000						1240
商品住宅竣工套数		53669	23815	1210	1445				
竣工房屋价值	964843	913153	369506	57247	21723		3550	33987	14153
出租房屋面积	522							500	22
商品房销售面积	5655179	5493506	1874437	180217	172509	24994	1400	141645	18628
其中：现房销售面积	4292916	4159902	1071888	84729	98565	1470	1400	121517	10097
其中：期房销售面积	1362263	1333604	802549	95488	73944	23524		20128	8531
商品房销售额	1963493	1880188	609780	76844	37854	13346		77317	5988
其中：现房销售额	1494534	1430408	342025	33244	23481	559		60994	3132
其中：期房销售额	468959	449780	267755	43600	14373	12787		16323	2856
商品住宅销售套数		54197	23525	1098	2258	265			
其中：现房销售套数		39523	13237	493	1448	6			
其中：期房销售套数		14674	10288	605	810	259			
空置面积	1012159	863166	468722	51858	63909	9480	2060	90128	56805
其中：空置1-3年面积	579725	469497	301937	50598	63909	9480	1560	72521	36147
其中：空置3年以上面积	27909	6851	556	1260			500	7267	13291

http://www.stats-wh.gov.cn/common/tjsj/2010NJ/07/7-6.htm[4/14/2011 12:16:22 AM]

Summary of Comments on http://www.stats-wh.gov.cn/common/tjsj/2010NJ/07/7-6.htm

Page: 1

Author: JB Subject: 在文本上注释 Date: 4/14/2011 12:21:32 AM

Translation:
Section 7-6. Property Sales Condition
(2009)
Source: Weihai Municipal Bureau of Statistics Yearbook 2010 (for 2009 data)

Author: JB Subject: 在文本上注释 Date: 4/14/2011 12:25:46 AM

Translation:
Total

Author: JB Subject: 在文本上注释 Date: 4/14/2011 2:43:39 AM

Translation:
Total GFA completed: 5,815,175 SM.
Company calculation of CAGR between 2003 and 2009:
(5.82M/1.73M)^(1/6) - 100% = 22.4%

Author: JB Subject: 在文本上注释 Date: 4/14/2011 2:43:10 AM

Translation:
Total GFA Sold: 5,655,179 SM
Company calculation of CAGR between 2003 and 2009:
(5.66M/1.64M)^(1/6) - 100% = 22.9%

Author: JB Subject: 在文本上注释 Date: 4/14/2011 2:44:19 AM

Translation:
Total property sales: 19,634,930,000.
Company calculation of average price per SM:
19,634,930,000/5,655,179 = RMB3,472 PSM
Company calculation of CAGR between 2003 and 2009:
(3472/1590)^(1/6) - 100% = 13.9%

7-6 房地产销售情况

（2008年）

分组指标	合 计	住宅	#90平米以下住房	#140平米以上住房	经济适用房	别墅、高档公寓	办公楼	商业营业用房	其 他
房屋施工面积	16771555	15053388	7269280	934567	204643	89273	59107	923953	735107
其中：新开工面积	9465103	8805237	4764607	333646	132905	13185	33145	444312	182409
房屋竣工面积	4059141	3840645	2142889	171954	81635	36700	21282	144688	52526
其中：不可销售面积	38000	35000	20200					3000	
商品住宅竣工套数		39298	25065	1011	1070	251			
竣工房屋价值	685597	631944	355557	32130	14941	12000	3861	40097	9695
出租房屋面积	25192						2119	20563	2510
商品房销售面积	3980261	3871181	2295747	217535	74434	10823	2231	91844	15005
其中：现房销售面积	1885358	1828738	858845	115748	50301		1159	48709	6752
其中：期房销售面积	2094903	2042443	1436902	101787	24133	10823	1072	43135	8253
商品房销售额	1191367	1141359	687523	88657	15106	4623	1103	44918	3987
其中：现房销售额	562018	532525	262792	42931	10275		633	26462	2398
其中：期房销售额	629349	608834	424731	45726	4831	4623	470	18456	1589
商品住宅销售套数	451	41942	28205	1337	908	137			
其中：现房销售套数	451	18776	10247	695	637				
其中：期房销售套数		23166	17958	642	271	137			
空置面积	1746777	1553347	743840	43814	1788	15698	6857	123717	62856
其中：空置1-3年面积	659727	552223	160075	37001	1788	7393	1560	99311	6633
其中：空置3年以上面积	133813	49185	2417	3680		8305	5297	23108	56223

http://www.stats-wh.gov.cn/common/tjsj/2009NJ/07/7-6.htm[4/14/2011 2:31:49 AM]

Page: 2

Author: JB Subject: 在文本上注释 Date: 4/14/2011 2:32:55 AM
Translation:
Section 7-6. Property Sales Condition
(2008)
Source: Weihai Municipal Bureau of Statistics Yearbook 2009 (for 2008 data)

Author: JB Subject: 在文本上注释 Date: 4/14/2011 2:46:27 AM
Translation:
Total GFA Sold: 3,980,261 SM
2009: 5,655,179 SM.
Increase percentage 2008 to 2009: 5,655,179/3,980,261 - 100% = 42.1%

Link Excel Link Chinese Full Window

2-1 Gross Domestic Product

Data in this table are calculated at current prices.

(100 million yuan)

Year	Gross National Income	Gross Domestic Product	Primary Industry	Secondary Industry	Industry	Construction	Tertiary Industry	Per Capita GDP (yuan)
1978	3645.2	3645.2	1027.5	1745.2	1607.0	138.2	872.5	381
1979	4062.6	4062.6	1270.2	1913.5	1769.7	143.8	878.9	419
1980	4545.6	4545.6	1371.6	2192.0	1996.5	195.5	982.0	463
1981	4889.5	4891.6	1559.5	2255.5	2048.4	207.1	1076.6	492
1982	5330.5	5323.4	1777.4	2383.0	2162.3	220.7	1163.0	528
1983	5985.6	5962.7	1978.4	2646.2	2375.6	270.6	1338.1	583
1984	7243.8	7208.1	2316.1	3105.7	2789.0	316.7	1786.3	695
1985	9040.7	9016.0	2564.4	3866.6	3448.7	417.9	2585.0	858
1986	10274.4	10275.2	2788.7	4492.7	3967.0	525.7	2993.8	963
1987	12050.6	12058.6	3233.0	5251.6	4585.8	665.8	3574.0	1112
1988	15036.8	15042.8	3865.4	6587.2	5777.2	810.0	4590.3	1366
1989	17000.9	16992.3	4265.9	7278.0	6484.0	794.0	5448.4	1519
1990	18718.3	18667.8	5062.0	7717.4	6858.0	859.4	5888.4	1644
1991	21826.2	21781.5	5342.2	9102.2	8087.1	1015.1	7337.1	1893
1992	26937.3	26923.5	5866.6	11699.5	10284.5	1415.0	9357.4	2311
1993	35260.0	35333.9	6963.8	16454.4	14188.0	2266.5	11915.7	2998
1994	48108.5	48197.9	9572.7	22445.4	19480.7	2964.7	16179.8	4044
1995	59810.5	60793.7	12135.8	28679.5	24950.6	3728.8	19978.5	5046
1996	70142.5	71176.6	14015.4	33835.0	29447.6	4387.4	23326.2	5846
1997	78060.8	78973.0	14441.9	37543.0	32921.4	4621.6	26988.1	6420
1998	83024.3	84402.3	14817.6	39004.2	34018.4	4985.8	30580.5	6796
1999	88479.2	89677.1	14770.0	41033.6	35861.5	5172.1	33873.4	7159
2000	98000.5	99214.6	14944.7	45555.9	40033.6	5522.3	38714.0	7858
2001	108068.2	109655.2	15781.3	49512.3	43580.6	5931.7	44361.6	8622
2002	119095.7	120332.7	16537.0	53896.8	47431.3	6465.5	49898.9	9398
2003	135174.0	135822.8	17381.7	62436.3	54945.5	7490.8	56004.7	10542
2004	159586.7	159878.3	21412.7	73904.3	65210.0	8694.3	64561.3	12336
2005	185808.6	184937.4	22420.0	87598.1	77230.8	10367.3	74919.3	14185
2006	217522.7	216314.4	24040.0	103719.5	91310.9	12408.6	88554.9	16500
2007	267763.7	265810.3	28627.0	125831.4	110534.9	15296.5	111351.9	20169

http://www.stats.gov.cn/tjsj/ndsj/2010/html/C0201E.HTM[4/14/2011 1:00:31 AM]

2008	316228.8	314045.4	33702.0	149003.4	130260.2	18743.2	131340.0	23708
2009	343464.7	340506.9	35226.0	157638.8	135239.9	22398.8	147642.1	25575

a) Since 1980, the difference between the Gross Domestic Product and the Gross National Income (formerly, the Gross National Product) is the net factor income from the rest of the world.

b) Data of 2009 were preliminary verification. The same applies to the tables from this table to table 2-15.

c) Adjustment has been done for the data of 2005-2008, due to the 2nd Economic Census.

http://www.stats.gov.cn/tjsj/ndsj/2010/html/C0201E.HTM[4/14/2011 1:00:31 AM]

Link Excel Link Chinese Full Window

10-1 Basic Statistics on People's Living Conditions

Item	1990	2000	2008	2009
Employment				
Average Number of Employed Persons per Urban Household (person)	1.98	1.68	1.48	1.49
Average Number of Full/Semi Laborer per Rural Household (person)	2.92	2.76	2.85	2.85
Number of Dependents per Employee of Urban Household (person)	1.77	1.86	1.97	1.94
Number of Dependents per Laborer of Rural Household (person)	1.64	1.52	1.41	1.40
Registered Urban Unemployment Persons (10 000 persons)	383	595	886	921
Registered Urban Unemployment Rate (%)	2.5	3.1	4.2	4.3
Number of Career Service Organization at Year-end (unit)		29024	37208	37123
Total Registered Job-seekers This Year (10 000 persons)		1992	5532	5806
Income and Expenditure				
Annual Per Capita Disposable Income of Urban Households (yuan)	1510	6280	15781	17175
Annual Per Capita Net Income of Rural Households (yuan)	686	2253	4761	5153
Annual Per Capita Consumption Expenditure of Urban Households (yuan)	1279	4998	11243	12265
Annual Per Capita Living Expenditure of Rural Households (yuan)	585	1670	3661	3993
Per Capita Balance of Saving Deposit (yuan)	623	5076	16407	19537
Life Quality				
Household's Engel's Coefficient (%)				
Urban	54.2	39.4	37.9	36.5
Rural	58.8	49.1	43.7	41.0
Residence Condition				
Per Capita Building Space in Urban Areas (sq.m)	13.7	20.3		
Per Capita Living Space in Rural Areas (sq.m)	17.8	24.8	32.4	33.6
Traffic Condition				
Number of Public Transportation Vehicles per 10 000	2.2	5.3	11.1	11.1

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